UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

As previously disclosed, on April 11, 2025, Cuprina Holdings (Cayman) Limited (the “Company”) (Nasdaq: CUPR), consummated its initial public offering (the “IPO”) of 3,000,000 Class A ordinary shares, par value par value $0.001 per share (each, a “Class A Ordinary Share” and the Class A Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company has also granted the underwriters a 45-day option to purchase up to an additional 450,000 Class A Ordinary Shares to cover over-allotments (the “Over-Allotment Shares”), if any (the “Over-Allotment Option”).

On May 8, 2025, the Company issued and sold to the underwriter 450,000 Class A Ordinary Shares at a price of $4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $1,800,000. As a result, the Company has raised aggregate gross proceeds of $13,800,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment Shares on May 8, 2025. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release on pricing, dated May 8, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
	Name:	David Quek Yong Qi
	Title:	Director and Chief Executive Officer

Date: May 8, 2025

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